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October 24, 2003

To:      Alberta Securities Commission
         British Columbia Securities Commission
         Manitoba Securities Commission
         Office of the Administrator, New Brunswick
         Securities Commission of Newfoundland and Labrador
         Nova Scotia Securities Commission
         Ontario Securities Commission
         Registrar of Securities, Prince Edward Island
         Commission des valeurs mobilieres du Quebec
         Securities Division of the Saskatchewan Financial Services Commission Securities Registry, Government of the Northwest Territories Registrar of Securities, Government of the Yukon Territories
         Nunavut Legal Registry
         The Toronto Stock Exchange

Dear Sirs:

Subject:          Lorus Therapeutics Inc.
-------           -----------------------

We confirm that the following English material was sent by pre-paid mail on October 24, 2003, to the registered shareholders of Common Shares of the subject
Corporation:

1.       Notice of Annual and Special Meeting of Shareholders
2.       Management Information Circular
3.       Proxy
4.       Annual Report including Audited Annual Financial Statements
5.       Supplemental Mail List Card
6.       Return Envelope

We further confirm that copies of the above-mentioned material, together with Supplemental Mail List cards were sent by courier on October 24, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,



(Signed)
Tanya Balija
Assistant Account Manager
Stock Transfer Services
(416) 263-9661
(416) 981-9800 Fax

c.c.  Shane Ellis, Lorus Therapeutics Inc.